UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated November 1, 2005
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305, 333-6436 AND 333-127265), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated October 3, 2005.
•	Press Release dated October 3, 2005.
•	Press Release dated October 3, 2005.
•	Press Release dated October 14, 2005.
•	Press Release dated October 14, 2005.
•	Press Release dated October 19, 2005.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: November 1, 2005	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge announces conclusion of Gateway Condensate Pipeline
Open Season, increases planned diameter to 20 inches
CALGARY, Alberta, October 3, 2005 — Enbridge Inc. (TSX/NYSE: ENB) today announced that the Open Season for the Gateway Project Condensate Import Pipeline concluded on September 30, 2005. Final commitment amounts and detailed terms of precedent agreements and equity participation agreements remain under discussion with individual shippers. Based on the results of the open season, Enbridge plans to increase the diameter of the pipeline from 16 inches to 20 inches to provide a greater ultimate capacity.
The condensate pipeline will provide low-cost transportation for imported condensate from the west coast of British Columbia, at either Kitimat or Prince Rupert, to Edmonton, Alberta. Additional condensate is required to provide the diluent necessary for transportation of heavy crude oil expected to be produced in growing amounts from Alberta’s oil sands. Condensate supplies are expected to be more plentiful in offshore markets than in Western Canada. The condensate pipeline is one component of the Gateway Project, which also involves a crude oil export pipeline, from Edmonton to Kitimat or Prince Rupert, to service both U.S. West Coast and Asia-Pacific markets. The open season for the crude oil pipeline is expected to commence in mid-October.
Richard Bird, Group Vice President, Liquids Pipelines for Enbridge said, “Based on the open season we can now be confident we will have at least the minimum required threshold of 150,000 barrels per day committed to the line, and probably more. A 20-inch line rapidly becomes more economic than a 16-inch line at levels above 150,000 barrels per day, and provides greater ultimate capacity expansion capability. It’s therefore a more appropriate design based on our discussions with shippers. The successful open season on the condensate line also means we will be able to focus on lower tolls for the crude oil line as we commence that open season in a couple of weeks. There is a capital cost savings of approximately 13% from constructing both lines in tandem.”
Mr. Bird also said, “Most of our condensate line shippers are considering taking advantage of the option to participate, as partners, in the ownership of the line. We will be working with them over the next few months to finalize the transportation agreements and partnership agreements. We are continuing to target a regulatory application for 2006, subject to satisfactory completion of the agreements, as well as of the environmental assessment and public and aboriginal consultation.”

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,400 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
Enbridge Contacts:

Media	Investment Community
Jim Rennie	Bob Rahn
(403) 231-3931	(403) 231-7398
E-mail: jim.rennie@enbridge.com	E-mail: bob.rahn@enbridge.com

NEWS RELEASE
Enbridge reports impact to operations affected by Hurricane Rita
CALGARY, Alberta, and HOUSTON, Texas, October 3, 2005 — Enbridge Inc. (TSX and NYSE: ENB) and Enbridge Energy Partners, L.P. (NYSE: EEP) today provided an update on the status of operations in the U.S. Gulf Coast region affected by Hurricane Rita.
Enbridge Inc. Facilities
Enbridge Inc. has interests in five pipeline corridors in the Gulf of Mexico. In advance of Hurricane Rita, all personnel along the four corridors that Enbridge operates were successfully evacuated and facilities shut down by Wednesday afternoon, September 21, 2005.
Flights over the eastern Gulf began on Sunday, September 25, 2005 and impact assessment continued through the week. We have now confirmed that no material incremental damage from Hurricane Rita appears to have occurred on the three eastern-most corridors (Destin, Mississippi Canyon and Green Canyon).
The western Garden Banks and Stingray corridors were along the path of Hurricane Rita. Initial onsite and aerial inspections were completed last week and confirmed no material damage to platform facilities and pipe integrity was not compromised. Sonar inspection of underwater pipe to assess sediment support and cover is pending. No major structural damage appears to have occurred at the onshore Stingray dehydration and compressor facilities however, due to flooding, the electrical, control equipment and office buildings require repairs that we believe can be completed by year-end 2005.
We estimate the potential 2005 earnings impact of Hurricane Rita will be approximately Cdn $5 million. Our estimate is subject to a number of factors including ongoing assessments, disclosures by operators of interconnecting production and processing facilities, and discussions with insurance carriers.
Enbridge Energy Partners Facilities
Enbridge Energy Partners, L.P. (“Partnership”) onshore gas transmission and processing systems in Texas and Louisiana were affected either directly or indirectly. The offshore UTOS system, which comes onshore in western Louisiana, was in the direct path of the Hurricane Rita damage and resulting floods. The UTOS system and interconnected production and processing facilities have now been visually inspected and we confirmed no material structural damage to pipeline integrity or onshore facilities. However, flooding damaged the electrical equipment and process controls, requiring repairs over the next few weeks.
Other natural gas gathering and processing midstream systems have been indirectly affected due to storm-related third-party facility disruptions that temporarily curtailed our ability to gather unprocessed natural gas at our processing plants. We mitigated the impact and avoided extensive gathering and processing system shutdowns by arranging for gas liquids to be trucked out of plants and by working with interconnecting natural gas pipelines to manage natural gas quality at major receipt points. The impact to the Partnership’s 2005 net income caused by Hurricane Rita is estimated to be approximately US $2 million.
Enbridge Response and Staff
Enbridge facilities along the Gulf and the Houston office began shutting down late Wednesday, September 21, as evacuation of the region began. Critical system operations, such as offshore and midstream gas control, were relocated to previously established backup facilities without interruption. The Houston office facility was not damaged, and resumed normal operations on Tuesday, September 27.
Enbridge President & Chief Executive Officer Patrick D. Daniel said, “Enbridge had over 400 employees who were in the regions that were subject to mandatory or voluntary evacuations. Our emergency contingency preparations again proved themselves up to the task. I am impressed by the preparation and coordination of our staff who worked throughout the evacuation and over the weekend to relocate gas control operations safely, manage critical business, and begin assessments in a very challenging situation.”
“While the impact from Hurricane Rita was less than the worse initial predictions, we are concerned for the towns and parishes that were affected and for those employees who live in the coastal areas most impacted by the hurricane and sustained damage to their homes. Enbridge will provide assistance to these employees, as we were doing to those families in Louisiana and Mississippi previously impacted by Hurricane Katrina,” added Daniel.

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,400 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Enbridge Partners (www.enbridgepartners.com) owns the U.S. portion of the world’s longest liquid petroleum pipeline and is active in natural gas gathering, processing and transmission. Enbridge Energy Management, L.L.C. (www.enbridgemanagement.com) manages the business and affairs of the Partnership, and its sole asset is an approximate 18 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, is the general partner of Enbridge Partners and holds an approximate 11 percent effective interest in the Partnership.

2

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Enbridge Inc. Contacts:

Investment Community	Media

Bob Rahn	Jim Rennie
(403) 231-7398	(403) 231-3931
e-mail: bob.rahn@enbridge.com	e-mail: jim.rennie@enbridge.com
Enbridge Energy Partners Contacts:

Investment Community	Media

Tracy Barker	Denise Hamsher
(866) EEP INFO	(713) 821-2089
e-mail: eep@enbridge.com	e-mail: usmedia@enbridge.com

3

NEWS RELEASE
Enbridge increases interest in Nautilus natural gas transmission and Manta Ray gathering pipelines in offshore Gulf of Mexico
CALGARY, Alberta. October 3, 2005 — Enbridge Inc. announced today that it has increased its interest in Neptune Pipeline Company, L.L.C. through the acquisition of Marathon Gas Transmission Inc., a wholly owned subsidiary of Marathon Oil Company. The subsidiary owns a 24.33% interest in Neptune, a holding company that owns the Nautilus gas transmission pipeline and the Manta Ray gathering pipeline system, both in the offshore Gulf of Mexico. The value of the transaction was not disclosed.
As a result of the acquisition of MGTI, Enbridge will hold a 74.33% interest in Neptune with Enterprise Products Partners continuing to hold the remainder.
Nautilus is a 30-inch diameter natural gas transmission pipeline extending 103 miles from a platform in the Ship Shoal Block 207 in the central Gulf of Mexico region to the offshore Garden City area in south central Louisiana, where it interconnects with seven pipelines. Nautilus receives gas supply from the Manta Ray gathering system, which has various receipt points in the central Gulf including the newly constructed Cleopatra Gathering system in which Enbridge has a 22% ownership interest. The recently approved Neptune Gas Lateral will connect to the Cleopatra system. Nautilus has certificated capacity of 600 million cubic feet per day.
Manta Ray consists of 250 miles of pipe ranging from 10-inch to 24-inch diameter and also has 21,100 horsepower of compression located offshore. Capacity on Manta Ray ranges from 800 million cubic feet per day to 1 billion cubic feet per day.
“We are very pleased to increase our interest in both the Nautilus and Manta Ray systems,” said Enbridge President & Chief Executive Officer Patrick D. Daniel. “As we noted when we acquired our original interest in the Gulf of Mexico last November, our ownership position in the Enbridge Offshore Pipelines systems provides us with a new growth platform with good upside potential, one that is financially and strategically attractive. While Hurricanes Katrina and Rita have certainly had a significant impact on the people of the Gulf, and on some of the energy infrastructure there, the hurricanes in no way diminish our interest in the future of the Gulf as a source of energy supply for North America. The Gulf of Mexico remains a key region for continental supply growth, and Enbridge plans to be a key player in that development.”

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec,

New Brunswick and New York State. Enbridge employs approximately 4,400 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
Enbridge Contacts:

Media	Investment Community
Jim Rennie	Bob Rahn
(403) 231-3931	(403) 231-7398
E-mail: jim.rennie@enbridge.com	E-mail: bob.rahn@enbridge.com

NEWS RELEASE
Kitimat, B.C., selected as end-site location
for Enbridge’s Gateway Project
CALGARY, Alberta, October 14, 2005 — Enbridge Inc. is pleased to announce that after months of fieldwork, Kitimat, British Columbia, has been selected as the end-site location for the proposed Gateway Project. Key factors in the decision to select Kitimat were the deepwater port and abundant industrial land.
“Enbridge is very excited about the Gateway Project and what it will mean to the North Coast of British Columbia,” said Art Meyer, President of Gateway Pipeline Inc. “We believe this project will bring economic benefits not only to Kitimat, but the entire region during both the construction and operation phases.”
The Gateway Project is estimated to cost approximately $4 billion and will consist of a petroleum export pipeline and a condensate import pipeline along the same right-of-way, and a marine terminal. The pipeline will run from Strathcona County, near Edmonton, to Kitimat.
“The Gateway Project is good news for Kitimat and will provide many opportunities for our community in the future,” said Mayor Richard Wozney of the District of Kitimat. “We have worked hard over the last number of months to attract Enbridge as a corporate citizen and look forward to working with them.”
The Gateway Project is expected to generate thousands of direct jobs during construction and up to 75 permanent jobs for the operation of the pipeline, marine terminal and related facilities.
Over the past three years Enbridge has met with communities and First Nations, interest groups and governments to discuss the Gateway Project and is committed to open and transparent consultation about the project.
Once commercial certainty and regulatory approval are achieved for the Gateway Project, Enbridge anticipates starting construction in 2008, with the pipeline being operational in 2010.
Gateway Pipeline Inc. is a wholly owned affiliate of Enbridge Inc. that has been created to manage the development of the Gateway Pipeline.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,400 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For further information:

News media:
Jim Rennie	Michelle Ward
Enbridge Inc.	NATIONAL Public Relations
(403) 231-3931	(604) 970-5901
jim.rennie@enbridge.com	mward@national.ca

Investment community:
Bob Rahn
Enbridge Inc.
(403) 231-7389
bob.rahn@enbridge.com

BACKGROUND INFORMATION ON THE ENBRIDGE GATEWAY PROJECT
➢	The Gateway Project, estimated to cost approximately $4 billion, involves the proposed development of two new pipelines, a new marine terminal, tankage, pumping stations and related facilities.

➢	The Gateway Project will run from Strathcona County near Edmonton to Kitimat, British Columbia.

➢	Key factors in the decision to select Kitimat as the end-site location for the pipeline were the deep-water port and abundant industrial land.

➢	The pipeline will be 1,200 kilometres in length.

➢	The petroleum export pipeline will be 30-inches in diameter and designed to move an average of 400,000 barrels per day.

➢	The condensate import pipeline will be 20-inches in diameter and designed to move an average of 150,000 barrels per day.

➢	Condensate is a by-product of natural gas production and is used as feedstock to oil refineries but its primary use in Western Canada is to dilute heavy oil for easier transport by pipeline.

➢	Certified marine tankers will be used to either import condensate or export petroleum. The marine terminal will include tankage, emergency response equipment, tanker births and other related facilities.

➢	Enbridge anticipates filing the National Energy Board application for the Gateway Project in April 2006, beginning construction in 2008 and having the pipeline operational in 2010.

➢	The socio-economic benefits during construction of the project are estimated at $1.52 billion in BC and $1.26 billion in Alberta.

➢	During the operation of the Gateway Project, the socio-economic benefits are estimated at $107 million per year in BC and $60 million per year in Alberta.

➢	The Gateway Project is an important part of Canada’s energy future and will help ensure there is enough capacity to transport new oil expected from Canada’s oil sands in the years to come.

NEWS RELEASE
Enbridge Inc. to webcast 2005 third quarter financial results
CALGARY, Alberta, October 14, 2005 — Enbridge Inc. will host a webcast and conference call to discuss its 2005 third quarter financial results as follows:

Event:	2005 Third Quarter Financial Results

Date:	Thursday, November 3, 2005

Time:	7:30 a.m. MT / 9:30 a.m. ET
Within North America, the toll-free call in number is 1-800-299-7635. Interested parties outside North America can call in to (617) 786-2901. The access code for both dial-in numbers is 11068310. To register for the live internet webcast, interested parties may access www.enbridge.com/investor and follow the webcast conference call registration link. A transcript and replay of the call will be available on the Enbridge website approximately two hours after conclusion of the live event. Access within North America will be available at toll-free 1-888-286-8010. Interested parties outside North American can call in to (617) 801-6888. The access code for both replay numbers is 18670455.
The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected.
Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.
For further information, contact:
Enbridge Investor Relations
403-231-5957 / 1-800-481-2804
Investor Web Site
www.enbridge.com/investor

NEWS RELEASE
Enbridge announces Open Season on
Gateway Project — Crude Oil Export Pipeline
CALGARY, Alberta, October 19, 2005 — Enbridge Inc. today announced it will conduct a non-binding open season for the Gateway Project — Crude Oil Export Pipeline, which will provide transportation for crude oil from Edmonton, Alberta, to the west coast at Kitimat, B.C. The Crude Oil Export Pipeline project is the second element of the Gateway Project. The other element, the Condensate Import Pipeline, recently closed its open season.
Global supply constraints have resulted in considerable interest in Alberta’s growing oil sands production. Market interest has been significant, particularly from refineries in the United States west coast region and Asia-Pacific countries. The Gateway Crude Oil Export Pipeline project will benefit Canadian producers by providing cost-effective access to new markets.
The purpose of the Open Season is to confirm shipper support for the line to permit Enbridge to incorporate it into the Gateway Project regulatory application. The Gateway Project remains dependent on achievement of commercial feasibility, including satisfactory shipper commitments, as well as successful completion of engineering, environmental planning, and public and Aboriginal consultation prior to an application for regulatory approval. The Company has already completed preliminary design work, engineering and environmental assessments of the pipeline, and is conducting a public and Aboriginal consultation program.
The Crude Oil Export Pipeline open season will begin at noon MDT on October 19, 2005, and end at 5 p.m. MST on December 16, 2005. Prospective shippers submitting a non-binding expression of interest will be provided with the proposed agreement documents for an opportunity to comment on them. At the end of the Open Season, Enbridge will negotiate a precedent agreement with potential shippers that will become binding when accepted and executed by both parties.
The open season procedures are available on the Enbridge Gateway website at www.enbridge.com/gateway.
The Gateway Crude Oil Export Pipeline project will involve a new 1216-km (760-mile) 30-inch diameter pipeline with a minimum initial capacity of approximately 400,000 barrels per day to transport crude oil supplies from Edmonton to Kitimat. The pipeline will include tankage and terminal facilities in Edmonton, and docking, tankage and terminal facilities on the west coast. The deepwater port will provide access to large-scale marine vessels that will provide lower cost transportation options to potential shippers. The target in-service date for the Crude Oil Export Pipeline is early 2010. If both the crude oil export and the condensate import pipelines were constructed concurrently, there would be significant cost savings resulting in lower tolls for all shippers.
Gateway is prepared to discuss offering equity participation in the Crude Oil Export Pipeline to shippers who enter into long-term capacity commitments.

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,400 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
Contacts:

Media:

Enbridge Pipelines Inc.	Enbridge Inc.
Bruce DeBaie	Jim Rennie
(403) 231-5768	(403) 231-3931
Email: bruce.debaie@enbridge.com	Email: jim.rennie@enbridge.com

Investment Community:

Enbridge Inc.
Bob Rahn
(403) 231-7398
Email: bob.rahn@enbridge.com